WiMi Hologram Cloud Inc.

November 13, 2023

VIA EDGAR

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Ms. Kathleen Collins

Ms. Megan Akst

Re:	WiMi Hologram Cloud Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 13, 2023 File No. 001-39257

Ladies and Gentlemen:

WiMi Hologram Cloud Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 30, 2023 regarding its Form 20-F for the fiscal year ended December 31, 2022 filed on April 13, 2023.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Item 18. Financial Statements

Note 13. Goodwill, page F-50

1.	Please address the following as it relates to your response to prior comment 1:

●	Tell us why you consider Shenzhen Kuxuanyou to be a reporting unit as of December 31, 2022 considering you disposed of this entity and its subsidiaries in November 2022.

●	Tell us how you determined the amounts included in the “Percentage of Fair Value Exceeds Carrying Value” column and provide the calculations that support such amounts.

●	Tell us whether you performed a quantitative analysis of the difference between the fair value as determined in your goodwill evaluation and the company’s market capitalization at December 31, 2022. If so, provide us such analysis.

●	To the extent you considered only qualitative factors to support your goodwill evaluation as your response implies, provide a more comprehensive discussion of how you considered the factors noted in your response (i.e. macroeconomic, social environment, stock price volatility, emerging industry status, etc.) in reconciling the significant difference between the company’s market capitalization, which you note is USD$57 million and the USD$192 million fair value of your six reporting units at December 31, 2022.

In response to the Staff’s comments, the Company respectfully advises the Staff that:

(i)	the Company has not considered Shenzhen Kuxuanyou as a reporting unit as of December 31, 2022. In the Company’s response to the Staff’s previous round of queries, the Company included Shenzhen Kuxuanyou the proposed revisions on page 90 as a means to show that Shenzhen Kuxuanyou does not have any effect on the goodwill of the Company. In future disclosures, the Company will not include Shenzhen Kuxuanyou on the page 90 disclosure graph to avoid misunderstanding, as reflected below.

(ii)	The Percentage of Fair Value Exceeds Carrying Value is calculated as follows: Percentage of Fair Value Exceeds Carrying Value = (Fair value - Net Goodwill - Carrying Value) / (Net Goodwill + Carrying Value) * 100%.

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Fair Value as of December 31, 2022	Carrying Value as of December 31, 2022	Percentage of Fair Value Exceeds Carrying Value
		a	b	c	d=(b-a-c)/(a+c)
		(in RMB thousands)
AR advertising services	Shenzhen Yidian	137,060	334,000	193,383	1%
AR advertising services	Shenzhen Yitian	92,990	981,000	214,101	219%
AR advertising services	Guoyu	13,284	22,300	6,708	12%
Semiconductor business	FE-DA Electronics	—	2719	33053	-92%
AR entertainment services	Skystar	—	/	79,881	—

Segment	Reporting Unit	Net Goodwill as of December 31, 2022	Fair Value as of December 31, 2022	Carrying Value as of December 31, 2022	Percentage of Fair Value Exceeds Carrying Value
		a	b	c	d=(b-a-c)/(a+c)
		(in USD thousands)
AR advertising services	Shenzhen Yidian	19,680	47,957	27,767	1%
AR advertising services	Shenzhen Yitian	13,352	140,855	30,741	219%
AR advertising services	Guoyu	1,907	3,202	963	12%
Semiconductor business	FE-DA Electronics	—	390	4,746	-92%
AR entertainment services	Skystar	—	/	11,470	—

In terms of the the difference between the fair value as determined in goodwill evaluation and the company’s market capitalization, the Company respectfully advises the Staff that considering the trading volume of the Company’s stock is very limited and inactive, the details show that the daily trading volume data as of 30 December 2022 is only 241,606 ADS and the turnover rate is only 0.26%. Furthermore, the turnover rates between January 2023 to October 2023 are almost below 3% which also indicated that the market is very inactive and the market capitalization could not be a good indicator to reflect the real operating condition for the Company. In addition, influenced by the recent relations and policies between China and the United States, American stock investors are subjective and pessimistic when they make the investment decisions to invest in Chinese companies which would result in a negative impact on the stock market. Given the analysis above, the market cap of the Company may not be a good indicator of the fair value.

2.

You state on page 90 that you use the income approach supplemented by the market approach when testing for goodwill impairment. However, your disclosure on page F-51 refers only to the use of the income approach. Please tell us whether you use both the income and market approaches in evaluating goodwill for impairment. If so, tell us the relative weighting used for each approach and how you determined such weighting was appropriate. Also, explain further your use of the market approach, if applicable, considering you state in your response there is no particular representative company in the industry to which investors may compare the company. In addition, provide us with the quantified assumptions (i.e. discount rates, terminal value, growth rates, projected revenue, control premiums, peer companies, etc.) used in determining the fair value for both Shenzhen Yidian and Shenzhen Yitian, and explain how changes in key assumptions could impact your fair value determination.

In response to the Staff’s comments, the Company respectfully advises the Staff that the discounted cash flow method was adopted in the valuation exercise. The market approach was not used in evaluating goodwill for impairment, this will be corrected in future filings.

For the sensitivity of changes in key assumptions in relation to the determination of fair value, the higher the discount rate, the lower the fair value. On the other side, the higher the terminal value, the higher the projected revenue, the higher the growth rate would result in a higher fair value which indicted that those factors have a positive impact on fair value. For more details, the main assumptions are as follows:

Reporting Unit	Discount Rate	Terminal Value
		RMB’000
Shenzhen Yidian	18.00%	166,610
Shenzhen Yitian	18.00%	407,424

Reporting Unit	2023	2024	2025	2026	2027
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Shenzhen Yidian	44,652	125,026	287,561	345,073	353,700
Growth Rate	200%	180%	130%	20%	2.5%
Shenzhen Yitian	292,399	321,638	353,802	371,492	380,780
Growth Rate	707%	10%	10%	5%	2.5%

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact us via e-mail at sean@wimiar.com or by phone at +86-10-5338-4913.

Very truly yours,

/s/ Shuo Shi
Shuo Shi
Chief Executive and Operations Officer

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